UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 attached hereto and incorporated by reference herein includes a press release issued by Sono Group N.V. (the “Company”) on February 24, 2023. The information in Exhibit 99.1 of this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit  99.2 attached hereto and incorporated by reference herein includes information on the decision of Thomas Hausch to resign from his role as Managing Director of Sono Motors GmbH and from his role as Managing Director of the Company. The information in Exhibit 99.2 of this Form 6-K is intended to be incorporated by reference into the prospectus dated December 19, 2022, included in the Company’s registration statement No. 333-268709 on Form F-3, to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated February 24, 2023
99.2	Decision of Thomas Hausch to resign from his role as Managing Director of Sono Motors GmbH and from his role as Managing Director of Sono Group N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: February 24, 2023	/s/ Laurin Hahn
Laurin Hahn
Chief Executive Officer and Member of the Management Board

Date: February 24, 2023	/s/ Johannes Trischler
Johannes Trischler
General Counsel